

MILLENNIUM

MILLENNIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

And Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-68349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Millennium Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11605 N. Community House Road, Suite 550
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christy Lee	980.213.2320	clee@millenniumadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy Lee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Millennium Advisors, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Christy Lee
Digitally signed by Christy Lee
Date: 2026.04.17 11:29:53 -04'00'

Title:
Chief Financial Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Millennium Advisors, LLC
Table of Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Managing Members of the Member
Millennium Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Millennium Advisors, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Forvis Mazars, LLP

Woodbury, New York
April 22, 2026

MILLENNIUM ADVISORS, LLC

Statement of Financial Condition

December 31, 2025

Assets	
Cash and cash equivalents	$ 63,456,516
Cash segregated under Federal regulations	1,028,515
Receivables	
Brokers, dealers and clearing organizations	487,293,591
Customers	33,652,153
Collateralized agreements	
Securities borrowed	751,474,334
Securities purchased under agreements to resell	414,492,584
Securities owned, at fair value	1,106,076,682
Right-of-use assets, net	1,071,179
Fixed assets, net	1,136,366
Other assets	476,131
Total assets	$ 2,860,158,051
Liabilities and Member's Capital	
Payables	
Brokers, dealers and clearing organizations	$ 425,280,807
Customers	14,885,064
Collateralized financing	
Securities loaned	28,417,388
Securities sold under agreements to repurchase	1,152,622,965
Securities sold not yet purchased, at fair value	978,171,144
Payable to affiliates	11,708,970
Accounts payable and accrued expenses	19,671,287
Lease liability	1,473,199
Total liabilities	2,632,230,824
Subordinated borrowings	40,000,000
Member's capital	187,927,227
Total liabilities and member's capital	$ 2,860,158,051

The accompanying notes to the financial statement are an integral part of this statement.

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In late 2024 the Company received FINRA approval to self-clear its own transactions. In March 2025, the Company began its self-clearing activity. The Company clears trades through both Euroclear and Depository Trust & Clearing Corporation ("DTCC"'), as well as DTCC's subsidiaries, National Securities Clearing Corporation ("NSCC") and Fixed Income Clearing Corporation ("FICC"). As a result, the Company is subject to regulatory requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule). As of December 31, 2025 the Company still clears a portion of its transactions through another registered broker-dealer on a fully disclosed basis.

The Company was organized on April 28, 2009, and began trading operations in February 2010. The Company is a wholly-owned subsidiary of Millennium Consolidated Holdings, LLC ("MCH" or "Member"). The Company is a North Carolina limited liability company. The Member is not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond its respective capital contributions.

The Company is engaged in a single line of business, operating as a technology-driven broker-dealer engaged in principal trading of fixed income securities for its own account, providing liquidity and access to markets through electronic trading on fixed income platforms. To facilitate the financing of its trading activities, the Company engages in repurchase and reverse repurchase transactions, as well as securities lending and borrowing, transacting exclusively with institutional counterparties, such as banks, registered investment advisers, insurance companies, wealth managers, and other broker-dealers. Substantially all the Company's securities brokerage activities are conducted on a delivery versus payment or receipt versus payment basis. The Company does not carry proprietary accounts of other broker-dealers (PAB accounts) or customer accounts.

The Company has identified its Member as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2—Summary of significant accounting policies

Basis of presentation – The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2—Summary of significant accounting policies (continued)

Cash and cash equivalents, and Cash Segregated under Federal Regulations – The Company considers highly liquid money market funds and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company is required to segregate cash for the exclusive benefit of customers, as defined by Rule 15c3-3 under the Securities Exchange Act ("SEA") of 1934. The Company continually reviews the credit quality of the financial institutions and has not experienced default. As a result, the Company does not have an expectation of credit losses for these arrangements.

Concentrations of Credit Risk – The Company maintains its cash balances in several large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties. At December 31, 2025, the Company has approximately $62,957,000 in excess of the insured limits.

Collateralized Agreements and Financings – Collateralized agreements consist of securities borrowed and securities purchased under agreements to resell (reverse repurchase agreements). Collateralized financings consist of securities loaned and securities sold under agreements to repurchase (repurchase agreements). Where the requirements of ASC 210-20, *Balance Sheet Offsetting* (ASC 210-20), are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

Securities Borrowed and Securities Loaned Transactions – Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received, plus accrued interest. Contract values approximate fair value as they are subject to daily repricing. Collateral in the form of cash is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. All securities borrowed and loaned transactions have an open contractual term and, upon notice by either party, may be terminated within two business days. The Company manages risks associated with its securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary. The Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however, the Company does not net securities lending transactions in the statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has determined that no credit loss reserves are necessary at December 31, 2025.

Note 2—Summary of significant accounting policies (continued)

Securities purchased under agreements to resell (reverse repurchase agreements) and Securities sold under agreements to repurchase (repurchase agreements) – Reverse repurchase and repurchase agreements are recorded at their contract amounts. Contract values approximate fair value as they are subject to daily repricing. Reverse repurchase agreements require the Company to deposit cash with the seller and to take possession or control of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession or control of the sold securities. The fair value of the securities sold or purchased plus accrued interest is generally in excess of the cash received or provided. The Company monitors the fair value of reverse repurchase and repurchase agreements on a daily basis, with additional cash or securities obtained or posted as necessary. As of December 31, 2025, all reverse repurchase agreements were with one counterparty and were collateralized by U.S. government securities.

The Company has entered into tri-party term and overnight repurchase financing agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

Receivables from and payables to brokers, dealers, and clearing organizations – Receivables from and payables to brokers, dealers, and clearing organizations primarily represent principal transactions which have not yet settled. The Company obtains financing from its clearing organizations from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Securities owned – Securities owned consist of fixed income securities and are valued at quoted fair market values. If a quoted fair market value is not available, fair value is determined using quoted market prices for similar securities. Security transactions and any related gains or losses are recognized on the trade date basis and are recorded net as trading profit. Cost is determined by the average cost method for the purpose of computing realized gains or losses on securities transactions. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded net as trading profit.

Securities sold, not yet purchased – Securities sold, not yet purchased consist primarily of debt securities that the Company has sold short. In order to facilitate a short sale, the Company or its clearing broker borrows or obtains through a reverse repurchase agreement the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price. The Company is exposed to a loss to the extent that the security price increases before the Company purchases the security in the market to cover the short sale. Prevailing market prices may be in excess of recorded liability.

Derivatives – Derivative financial instruments (centrally-cleared swaps) are used as economic hedges of trading instruments, and are recorded at fair value. Changes in the fair value of derivative instruments are recorded as unrealized gains and losses net as trading profit. The Company generally records a realized gain or loss on the expiration, termination or settlement of derivative contracts.

Note 2—Summary of significant accounting policies (continued)

The Company does not designate any derivative contracts as hedges for accounting purposes. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis where a legal right to offset exists under enforceable netting agreement. The derivative contracts are recorded as part of securities owned and securities sold, not yet purchased in the accompanying statement of financial condition.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in securities owned or securities sold, not yet purchased. At December 31, 2025, the notional value of derivative instruments held was $110 million. The fair value of such derivative instruments at December 31, 2025 was $415,083 included in securities owned and $1.5 million included in securities sold, not yet purchased on the accompanying statement of financial condition. The average monthly notional amount traded in 2025 was approximately $23.8 million.

Receivables from customers and payables to customers – Receivables from customers and payables to customers arise primarily from trades which have not yet settled, which are conducted on a delivery versus payment or receipt versus payment basis. The amounts are made up of fails to receive or fails to deliver and various suspense items and are solely operational consequences of the settlement process and do not reflect the receipt, custody, or control of customer funds or securities by the broker-dealer. The Company does not handle customer funds in connection with such fails and does not maintain custody of customer assets at any time.

Income taxes – The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of MCH's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements. For the year ended December 31, 2025, management has determined that there are no material uncertain tax positions for the Company. Neither MCH nor the Company are subject to examination by U.S. federal and state tax authorities for tax years before 2022.

Fair value measurements – The carrying amounts of total assets and total liabilities, other than securities owned and securities sold, not yet purchased which are discussed in more detail in Note 4 approximate fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Measurement of credit losses on financial instruments – The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

Securities financing costs – Collateralized agreements and financings are used primarily to support the Company's proprietary trading activities.

Millennium Advisors, LLC
Notes to the Financial Statement
December 31, 2025

Note 2—Summary of significant accounting policies (continued)

Line of credit – The Company has secured an unsecured line of credit with a bank. At December 31, 2025, there was no amount drawn on the line of credit.

Compensation arrangements – The Company provides certain incentive compensation awards to its employees in the form of granted units and options in the parent company, MCH ("granted units" or "options"). The Company accounts for the granted units and options in accordance with the provisions of ASC Topic 718, whereby the cost of such awards is measured based on the fair value of the equity or liability instrument issued. The fair value of each option granted is estimated on the date of grant using a Black-Scholes option-pricing model. The Company records compensation expense reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. The fair value of the compensation arrangements is recognized over the employees' requisite service period. The Company initially classifies the granted units and options as liabilities due to repurchase features included in the terms of the granted units. When the risk and rewards normally associated with equity ownership are achieved, the Company reclassifies the award to equity at its fair value. The liability remaining at each reporting period end is then remeasured at its fair value. The liability at December 31, 2025 related to the granted units is approximately $4.9 million and the liability related to the options is approximately $3.1 million. These liabilities are included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Fixed assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to seven years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Subsequent events – The Company has evaluated subsequent events through the date the financial statement was issued. The Company determined that there were no such events to report.

Note 3—Receivables from and payables to brokers, dealers and clearing organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and clearing activities and consist of the following as of December 31, 2025:

Receivable:	
Trades in process of settlement	$ 385,463,463
Clearing organizations	36,753,911
Brokers, dealers and others	40,376,361
Securities failed to deliver	9,400,981
Interest	15,298,875
	$ 487,293,591
Payable:	
Trades in process of settlement	$ 412,629,577
Brokers, dealers and others	233,115
Securities failed to receive	1,830,881
Interest	10,587,234
	$ 425,280,807

Note 3—Receivables from and payables to brokers, dealers and clearing organizations (continued)

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

As of January 1, 2025, the balance receivable from clearing organizations was $186,937,598 and the balance payable to clearing organizations was $162,574,672.

Note 4— Fair value of financial instruments

The Company records securities owned and securities sold, not yet purchased at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 -   Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities as of December 31, 2025.

Level 2 -   Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate, government and agency, municipal bonds and credit default swaps as outlined below.

Level 3 -   Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2025.

Securities owned and securities sold, not yet purchased consist of fixed income securities and derivative financial instruments. The following describes the valuation methodology used by the Company to measure its financial instruments at fair value. Securities owned and securities sold, not yet purchased are traded in the secondary market. Therefore, fair value of all fixed income securities is determined using unadjusted market price quotations provided by third party pricing services. These securities are categorized as Level 2 in the fair value hierarchy. Examples include U.S. government, U.S. agency and municipal government obligations, corporate obligations and certain mortgage-backed securities.

Note 4— Fair value of financial instruments (continued)

Derivatives consist of cleared over-the-counter ("OTC") credit default swap indices and interest rate swaps. The Company's OTC derivatives are all traded in markets where quoted market prices are available. Unadjusted pricing published by exchanges that clear these contracts are used by the Company's clearing broker-dealer to determine the fair value of these instruments. These derivatives have been classified as Level 2 in the fair value hierarchy.

When financial instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on prices obtained from third-party pricing services or broker-dealer quotations or a combination thereof, and accordingly classifies these instruments as Level 2.

Securities owned and securities sold, not yet purchased, consist of the following:

Securities owned, at fair value

	December 31, 2025			
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 914,888,475	$ -	$ 914,888,475
Government and Agency Bonds	-	76,005,979	-	76,005,979
Municipal Bonds		114,767,146	-	114,767,146
Derivatives	-	415,082	-	415,082
	$ -	$ 1,106,076,682	$ -	$ 1,106,076,682

Securities sold, not yet purchased, at fair value:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 815,223,972	$ -	$ 815,223,972
Government and Agency Bonds	-	161,391,294	-	161,391,294
Derivatives	-	1,555,878	-	1,555,878
	$ -	$ 978,171,144	$ -	$ 978,171,144

The Company actively trades fixed income securities. Positions in these securities are subject to varying degrees of market and credit risk. Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, the fair value of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a real-time basis through a variety of financial, security position, and control procedures.

Note 4— Fair value of financial instruments (continued)

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by managing issuer exposure with limits determined by management. The Company's counterparty risk is minimized by trading only with institutional parties and other broker-dealers and by clearing trades via the Federal Wire and the Depository Trust Company, which ensure settlements occur simultaneously for both sides of the trade.

Note 5—Related parties

The Company paid distributions of approximately $2.6 million to MCH during 2025. See Note 12 for subordinated borrowings from MCH.

The Company maintains services agreements with its sister companies, also wholly-owned by MCH, for certain services related to management and operational oversight as well as the provision of overnight risk management of the Company's securities inventory. During 2025 the Company received a loan from one of its sister companies in the amount of $6 million which was subsequently repaid in the first quarter of 2026. At December 31, 2025 the amount payable to the sister companies is disclosed on the accompanying statement of financial condition as payable to affiliates.

In the ordinary course of business, the Company may pay certain expenses on behalf of its affiliates and is reimbursed in due course. The Company regularly trades with its UK broker-dealer affiliate and transactions are conducted at current market rates.

Note 6—Fixed assets, net

At December 31, 2025, fixed assets, net consisted of the following:

Computer equipment	$ 2,415,349
Furniture	643,707
Machinery and equipment	367,929
Leasehold improvements	255,819
	3,682,804
Less accumulated depreciation and amortization	(2,546,438)
Fixed assets, net	$ 1,136,366

Note 7—Unit and option grants

The Company provides bonus unit grants of MCH units ("granted units") to employees as part of its annual incentive compensation program to encourage participation in the long-term success of the Company. Granted units typically vest during a period of requisite service up to five years. The fair value of each granted unit is estimated on the date of grant using an income approach. Granted units provide for accelerated vesting based on various service and performance conditions, as defined in the agreements. Forfeitures are recognized as incurred. A total of 6,446.4 granted units have been issued by the Company as part of incentive compensation awards since inception. As of December 31, 2025, there was approximately $1.7 million of total unrecognized compensation cost related to unvested units issued under the Company's incentive compensation program. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Note 7—Unit and option grants (continued)

At December 31, 2025, granted units outstanding are as follows:

	Units		Weighted Average Grant Fair Value per unit
Unvested at December 31, 2024	1,210.2	$	8,999
Granted units	208.5		9,000
Forfeited units	(75.7)		9,786
Vested units	(524.7)		8,471
Unvested at December 31, 2025	818.3	$	9,321

In April 2022 the Company adopted a unit option plan to attract and retain key personnel. The option plan is intended to provide incentives and rewards related to the Company's growth. Option grants have an exercise price equal to the fair value of the MCH units on the date of grant, have seven-year terms, and typically vest ratably over four years of continued employment. The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model, which would be classified as level 3 within the fair value hierarchy described in Note 4. The Company estimates the expected volatility and expected option life assumption consistent with ASC Topic 718, *Compensation – Stock Compensation*. The expected volatility of the MCH units at the date of grant is estimated based on historic volatility rates in the securities markets, and the expected option life is calculated based on the best estimate of future exercise patterns. The risk-free interest rate assumption is based on observed interest rates consistent with the expected life of each option grant. Compensation expense is recorded for all options expected to vest based on the amortization of the fair value at the date of grant on a straight-line basis over the vesting period of the options. Forfeitures are recognized as incurred. A total of 3,691 option grants have been issued by the Company as part of incentive compensation awards since inception. As of December 31, 2025, there was approximately $859,011 of total unrecognized compensation cost related to unvested options issued under the Company's incentive compensation program. That cost is expected to be recognized over a weighted-average period of 2.6 years.

At December 31, 2025, granted options outstanding are as follows:

	Options		Weighted Average Grant Fair Value per Option
Unvested at December 31, 2024	2,239.3	$	3,697
Granted options	968.0		2,041
Forfeited options	(212.0)		2,713
Vested options	(132.3)		3,308
Unvested at December 31, 2025	2,863.0	$	1,375

Note 7—Unit and option grants (continued)

Additionally, certain employee owners of the Company hold 1,399.6 fully-vested options that have the same fair value and underlying terms as those previously described. The amount of such outstanding options as of December 31, 2025 was approximately $4.6 million and is included in member's capital on the accompanying statement of financial condition.

Note 8—Regulatory requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2025, the Company had net capital and net capital requirements of approximately $131.6 million and $5.2 million, respectively, and its net capital ratio was .59 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable qualified securities for the exclusive benefit of customers. On December 31, 2025, the Company had $1,028,515 in cash on deposit in such account.

Note 9—401(k) Safe harbor plan

The Company sponsors a 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

Note 10—Leases

The Company currently leases office space in Charlotte, North Carolina under a ten-year operating lease. Operating lease assets and lease liabilities are recognized based on the present value of future lease payments over the lease term. The office lease provided for an implicit interest rate of 10% which was used in determining the present value of future payments at January 1, 2019, the date the Company adopted ASC Topic 842. Topic 842 requires lessees to establish a right-of-use asset and a lease liability on the accompanying statement of financial condition for all leases with terms longer than 12 months.

In November 2024, the Company entered into a 28-month operating lease for furnished office space in Chicago, Illinois. The lease commenced February 1, 2025. Operating lease assets and lease liabilities are recognized based on the present value of future lease payments over the term of the lease. The lease did not include an implicit interest rate, so the Company's estimated incremental borrowing of 8.5% was used in determining the present value of future payments at the lease commencement date.

The right-of-use assets are amortized on a straight-line basis over the lease terms. At December 31, 2025 the weighted average remaining lease term was 29 months.

Note 10—Leases (continued)

Maturities of outstanding lease liabilities at December 31, 2025 are as follows:

2026	$	684,530
2027		662,726
2028		319,036
Total lease payments		1,666,292
Less imputed interest		(193,093)
Present value of lease liability	$	1,473,199

Note 11—Commitments and contingencies

In the ordinary course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters, or cybersecurity threats. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

ASC 460, *(Guarantees)*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event). The Company utilizes Fixed Income Clearing Corporation (FICC) for trade comparison, netting and settlement of fixed income securities. On November 15, 2018, a SEC rule change became effective providing FICC with a committed liquidity resource, Capped Contingency Liquidity Facility (CCLF). FICC will use a rule-based approach to allocate CCLF obligations, with those netting members that place a higher liquidity burden on FICC responsible for a larger share of the CCLF. FICC apprises the Company of its share of the maximum funding need for CCLF on a monthly basis. The Company believes that it is unlikely it will have to be counterparty to potential CCLF repurchase transactions under this agreement and has not recorded any contingent liability in the accompanying statement of financial condition for this SEC rule change. As of December 31, 2025, the Company had a current CCLF requirement of approximately $15.6 million.

Note 12—Subordinated borrowings

During the first quarter of 2025, the Company repaid its existing subordinated debt agreement of $20 million and entered into a new agreement with its parent, MCH, consisting of a $40 million subordinated borrowing that matures on January 31, 2030. This subordinated borrowing bears interest at 8.375% per annum. The agreement was approved by the Company's principal regulator, FINRA, and is available for computing regulatory net capital under SEC Rule 15c3-1. With the prior written approval of FINRA, the Company may make a payment of all or any portion of the principal outstanding prior to the scheduled maturity date any time subsequent to one year after the effective date of the subordinated debt agreement.

Note 12—Subordinated borrowings (continued)

MCH has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to expiration of this note. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See Note 5 for other related party transaction details.